CORRESP

May 9, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Home Federal Bancorp, Inc. of Louisiana
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File Number 333-149677

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Home Federal Bancorp, Inc. of Louisiana (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Tuesday, May 13, 2008 at 12:00 noon (Eastern time) or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/Christopher S. Hooper
Christopher S. Hooper
Authorized Signatory

cc:           Michael Clampitt, U.S. Securities and Exchange Commission